Term Sheet No. J24
To the Prospectus dated March 29, 2007,
Prospectus Supplement dated March 24, 2008,
and Underlying Supplement dated October 1, 2008
and Product Supplement dated October 24, 2008
Credit Suisse
Filed Pursuant to Rule 433 Registration No. 333-132936-14 October 24, 2008

Structured Investments	Credit Suisse $ Buffered Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index (ETF) due April 30, 2009
General
•
The notes are designed for investors who seek a return at maturity of 1.5 times the appreciation of the iShares® MSCI Emerging Markets Index (ETF) up to a Maximum Return on the notes of 24%. Investors should be willing to forgo interest and dividend payments and if the Fund declines by more than 40%, be willing to lose some or all of their investment.

•	Senior unsecured obligations of Credit Suisse acting through its Nassau Branch, maturing April 30, 2009†.
•	Minimum purchase of $20,000. Minimum denominations of $1,000 and integral multiples in excess thereof.
•	The notes are expected to price on or about October 24, 2008 (the “Pricing Date”) and are expected to settle on or about October 29, 2008.
Key Terms
Issuer:	Credit Suisse, acting through its Nassau Branch (Standard & Poor’s AA-, Moody’s Aa1)††
Underlying:
The iShares® MSCI Emerging Markets Index (ETF) (the “Fund” or the “Underlying”).  For more information on the Fund, see “The iShares® MSCI Emerging Markets Index Fund” in the accompanying underlying supplement.

Upside Leverage Factor:	1.5
Payment at Maturity:
If the Final Level is greater than the Initial Level, you will receive a cash payment that provides you with a return per $1,000 principal amount of notes equal to the Underlying Return multiplied by 1.5, subject to a Maximum Return on the notes of 24.00%*. For example, if the Underlying Return is equal to or greater than 16.00%, you will receive the Maximum Return on the notes of 24.00%*, which entitles you to a maximum payment at maturity of $1,240 for every $1,000 principal amount of notes that you hold. Accordingly, if the Underlying Return is positive, your payment per $1,000 principal amount of notes will be calculated as follows, subject to the Maximum Return:

$1,000 +[$1,000 x (Underlying Return x 1.5)] *The actual Maximum Return on the notes will be set on the Pricing Date and will not be less than 24%.

Your investment is protected at maturity against up to a 40% decline of the Fund. If the Final Level equals the Initial Level or is less than the Initial Level by not more than 40%, you will receive the principal amount of your notes at maturity.

If the Final Level is less than the Initial Level by more than 40%, you will lose 1.6667% of the principal amount of your notes for every 1% that the Fund is less than the Initial Level by more than 40% and your final payment per $1,000 principal amount of notes will be calculated as follows:

$1,000 + [$1,000 x (Underlying Return + 40%) x 1.6667]
You will lose some or all of your investment at maturity if the Final Level less than the Initial Level by more than 40%.
Buffer Amount:	40%
Downside Factor:	1.6667
Underlying Return:	The performance of the Fund from the Initial Level to the Final Level, calculated as follows:
Final Level – Initial Level
Initial Level
The Underlying Return may be positive or negative.
Initial Level:	The Fund closing price on the Pricing Date.
Final Level:	The arithmetic average of the Fund closing prices on each of the five Averaging Dates.
Averaging Dates†:	April 21, 2009, April 22, 2009, April 23, 2009, April 24, 2009 and April 27, 2009 (each a “Valuation Date”)
Maturity Date†:	April 30, 2009
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	22546EEL4
† Subject to postponement in the event of a market disruption event as described in the accompanying product supplement under “Description of the Securities—Market disruption events.”
†† A credit rating is not a recommendation to buy, sell, or hold the notes, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued by Credit Suisse, does not enhance, affect or address the likely performance of the notes other than the ability of the Issuer to meet its obligations.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-3 of the accompanying product supplement and on page IS-2 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page 3 of this term sheet.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this term sheet if you so request by calling 1-800-584-6837.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Issuer
Per note	$1,000.00	$5.00	$995.00
Total	$	$	$
(1) Certain fiduciary accounts will pay a purchase price of $995 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will forego fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from accounts other than such fiduciary accounts. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed 0.50% of the principal amount of the notes.

The notes are not deposit liabilities and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

JPMorgan
Placement Agent
October 24, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated March 29, 2007, as supplemented by the prospectus supplement dated March 24, 2008, the product supplement dated October 24, 2008 and the underlying supplement dated October 1, 2008, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated March 29, 2007:

http://www.sec.gov/Archives/edgar/data/1053092/000104746908007941/a2186710z424b2.htm

•	Prospectus supplement dated March 24, 2008:

http://www.sec.gov/Archives/edgar/data/1053092/000104746908003313/a2184026z424b2.htm

•	Product supplement dated October 24, 2008:

http://www.sec.gov/Archives/edgar/data/1053092/000095010308002624/dp11662_424b2.htm

•	Underlying Supplement dated October 1, 2008:

http://www.sec.gov/Archives/edgar/data/1053092/000104746908010527/a2188052z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this term sheet, the ‘‘Company,’’ ‘‘we,’’ ‘‘us,’’ or ‘‘our’’ refers to Credit Suisse.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Fund?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount of notes to $1,000. The hypothetical total returns set forth below assume an Initial Level of 22 and a Maximum Return on the notes of 24%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Final Level	Underlying Return	Total Return
39.60	80.00%	24.00%
36.30	65.00%	24.00%
33.00	50.00%	24.00%
30.80	40.00%	24.00%
27.50	25.00%	24.00%
26.40	20.00%	24.00%
25.52	16.00%	24.00%
24.20	10.00%	15.00%
23.10	5.00%	7.50%
22.00	0.00%	0.00%
20.90	-5.00%	0.00%
19.80	-10.00%	0.00%
17.60	-20.00%	0.00%
15.40	-30.00%	0.00%
13.20	-40.00%	0.00%
11.00	-50.00%	-16.67%
8.80	-60.00%	-33.33%
6.60	-70.00%	-50.00%
4.40	-80.00%	-66.67%
2.20	-90.00%	-83.33%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The price of the Fund increases from the Initial Level of 22 to a Final Level of 24.20. Because the Final Level is greater than the Initial Level and the Underlying Return of 10% multiplied by 1.5 does not exceed the Maximum Return of 24.00%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount of notes calculated as follows:

$1,000 + [$1,000 x (10% x 1.5)] = $1,150

Example 2: The price of the Fund decreases from the Initial Level of 22 to a Final Level of 13.20. Because the Final Level is less than the Initial Level by not more than the Buffer Amount of 40%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount of notes.

Example 3: The price of the Fund increases from the Initial Level of 22 to a Final Level of 26.40. Because the Underlying Return of 20% multiplied by 1.5 exceeds the Maximum Return of 24.00%, the investor receives a payment at maturity of $1,240 per $1,000 principal amount of notes, the maximum payment on the notes.

Example 4: The price of the Fund decreases from the Initial Level of 22 to a Final Level of 11. Because the Final Level is less than the Initial Level by more than the Buffer Amount of 40%, the Underlying Return is negative and the investor will receive a payment at maturity of $833.33 per $1,000 principal amount of notes calculated as follows:

$1,000 + [$1,000 x (-50% + 40%) x 1.6667] = $833.33

Selected Purchase Considerations

•
APPRECIATION POTENTIAL — The notes provide the opportunity to enhance returns by multiplying a positive Underlying Return by 1.5, up to the Maximum Return on the notes of 24.00%, or $1,240 for every $1,000 principal amount of notes. The actual Maximum Return on the notes will be set on the Pricing Date and will not be less than 24.00%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Final Level, as compared to the Initial Level, of up to 40%. If the Final Level is less than the Initial Level by more than 40%, for every 1% beyond the Buffer Amount of 40%, you will lose an amount equal to 1.6667% of the principal amount of your notes.

•
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS — Please refer to ‘‘Certain United Sates. Federal Income Tax Considerations’’ in this term sheet for a discussion of certain U.S. federal income tax considerations for making an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Fund, the tracking index or any of the equity securities held by the Fund or included in the tracking index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your investment. The return on the notes at maturity is linked to the performance of the Fund and will depend on whether, and the extent to which, the Underlying Return is positive or negative. Your investment will be exposed on a leveraged basis of 1.6667% to each 1% decline in the Final Level below the 40% Buffer Amount as compared to the Initial Level.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Level is greater than the Initial Level, for each $1,000 principal amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Fund, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the Pricing Date and will not be less than 24.00%.

•
NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the fund or the equity securities held by the fund or included in the tracking index would have.

•
THERE ARE RISKS ASSOCIATED WITH THE FUND — Although shares of the Fund are listed for trading on the NYSE Arca and a number of similar products have been traded on the NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market.  BGFA is the fund’s investment adviser.  The fund is subject to management risk, which is the risk that the BGFA’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results.  For example, BGFA may invest up to 5% of the fund’s assets in securities not included in the tracking index but which BGFA believes will help the fund track the tracking index, as well as in certain futures, options, swap contracts and other derivatives, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including affiliated money market funds).

•
THE PERFORMANCE OF THE FUND MAY NOT CORRELATE TO THE PERFORMANCE OF THE TRACKING INDEX — The Fund will generally invest in all of the equity securities included in the tracking index.  There may, however, be instances where BGFA may choose to overweight another stock in the tracking index, purchase securities not included in the tracking index that BGFA believes are appropriate to substitute for a security included in the tracking index or utilize various combinations of other available investment techniques in seeking to track accurately the tracking index.  In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of the tracking index.  Also, corporate actions with respect to the equity securities (such as mergers and spin-offs) may impact the variance between the fund and the tracking index.  Finally, because the shares of the Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.  For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the tracking index.  For additional information about the variation between the performance of the Fund and the performance of the tracking index, see the information set forth under “The iShares® MSCI Emerging Market Index Fund” in the accompanying underlying supplement.

•
THE INDEX FUND IS CONCENTRATED IN THE GLOBAL EMERGING MARKETS SECTOR — All or substantially all of the equity securities held by the Fund are in international stocks from global emerging markets. To the extent that the Fund’s tracking index or portfolio is concentrated in the securities of companies in a particular market, industry, group of industries, sector or asset class, the Fund may be adversely affected by the performance of those securities, may be subject to increased price volatility and may be more susceptible to adverse economic, market, political or regulatory occurrences affecting that market, industry, group of industries, sector or asset class.

•
EMERGING MARKETS RISK – The Fund and the tracking index are exposed to the political and economic risks of emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market nation. Political or economic instability could have an adverse effect on the performance of the notes.

•
CURRENCY EXCHANGE RISK – The prices of the stocks underlying the tracking index are converted into U.S. dollars in calculating the level of the index. As a result, holders of the notes will be exposed to currency exchange risk with respect to each of the currencies in which the equity securities underlying the MSCI Emerging Markets IndexSM trade. Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may adversely affect the values of the component stocks underlying the MSCI Emerging Markets IndexSM, the level of the Fund and the value of the notes.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the price of one share of the Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Fund;
•	the time to maturity of the notes;
•	the dividend rate on the equity securities held by the Fund;
•	interest and yield rates in the market generally as well as in the markets of the equity securities held by the fund;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the Pricing Date and on the Valuation Dates could adversely affect the value of the Fund and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the Fund based on the price of one share of the Fund from April 11, 2003 through October 22, 2008. The price of one share of the Fund on October 22, 2008 was 21.50. We obtained the Fund closing prices below from Bloomberg Financial Markets, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The price source for determining the Final Level will be the Bloomberg page “EEM” or any successor page.

The historical prices of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the Fund on any of the Valuation Dates. We cannot give you assurance that the performance of the Fund will result in the return of any of your initial investment.

For more information on the iShares® MSCI Emerging Markets Index Fund, see “The iShares® MSCI Emerging Markets Index Fund” in the accompanying underlying supplement.

Certain U.S. Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities.  This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”).  Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,
•	a mutual fund,
•	a tax-exempt organization,
•	a grantor trust,
•	certain U.S. expatriates,
•	an insurance company,
•	a dealer or trader in securities or foreign currencies,
•	a person (including traders in securities) using a mark-to-market method of accounting,
•	a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or
•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date of this term sheet, all of which are subject to change, possibly with retroactive effect.  Tax consequences under state, local, and foreign laws are not addressed herein.  No ruling from the U.S. Internal

Revenue Service (the “IRS”) has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local, and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES.  A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities
There are no regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities.  Thus, the characterization of the securities is not certain.  Our special tax counsel, Orrick, Herrington & Sutcliffe LLP, has advised that the securities should be treated, for U.S. federal income tax purposes, as a prepaid forward contract, with respect to the Fund that is eligible for open transaction treatment.  In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the securities, you, agree to treat your securities for all tax purposes in accordance with such characterization.  In light of the fact that we agree to treat the securities as a prepaid forward contract, the balance of this discussion assumes that the securities will be so treated.

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts.  Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above.  For example, the IRS might assert that the securities constitute “contingent payment debt instruments” that are subject to special tax rules governing the recognition of income over the term of your securities.  If the securities were to be treated as contingent debt, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield.  The amount of interest that you would be required to include in income on a current basis would not be matched by cash distributions to you since the securities do not provide for any cash payments during their term.  You would recognize gain or loss upon the sale, redemption or maturity of your securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your securities.  In general, your adjusted basis in your securities would be equal to the amount you paid for your securities, increased by the amount of interest you previously accrued with respect to your securities.  Any gain you recognized upon the sale, redemption, or maturity of your securities would be ordinary income and any loss to the extent of interest you included in income in the current or previous taxable years in respect of your securities would be ordinary loss, and thereafter would be capital loss.  It is also possible that the IRS would seek to characterize your securities as options, and thus as Code section 1256 contracts in the event that they are listed on a securities exchange.  In such case, the securities would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss.  We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders
For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes.  If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership.  If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax adviser regarding the tax consequences to you from the partnership’s purchase, ownership and disposition of the securities.

In accordance with the agreed-upon tax treatment described above, upon receipt of the redemption amount of the securities from us, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the security at that time.  For securities with a term of less than one year, such gain or loss will be short-term capital gain or loss.
Upon the sale or other taxable disposition of a security, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the security (generally its cost).  For securities with a term of less than one year, such gain or loss will be short-term capital gain or loss.

Non-U.S. Holders Generally
In the case of a holder of the securities that is not a U.S. Holder and has no connection with the United States other than holding its securities (a “Non-U.S. Holder”), payments made with respect to the securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements.  Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders
The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death.  The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisers regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice on Certain Financial Transactions
On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument.  The IRS and Treasury Department also requested taxpayer comments on (1) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (2) whether income and gain on such an instrument should be ordinary or capital, and (3) whether foreign holders should be subject to withholding tax on any deemed income accrual.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof.  Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income.  It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance.  It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis).  You are urged to consult your tax adviser regarding Notice 2008-2 and its possible impact on you.

Possible Legislation on Prepaid Derivative Contracts
On December 19, 2007, Representative Richard Neal introduced a tax bill (the “Bill”) before the House Ways and Means Committee that would apply to “prepaid derivative contracts” acquired after the date of enactment of the Bill.  The Bill, if enacted, would apply to certain derivative financial contracts with a term of more than one year, where there is no substantial likelihood that the taxpayer will be required to pay any additional amount thereunder, and would require the holder of such a contract to include as interest income each year in respect of such contract an amount determined by reference to the monthly U.S. federal short-term rate determined under Code section 1274(d).  A holder’s tax basis in such contract would be increased by the amount so included.  Any gain (either at maturity or upon sale) with respect to the contract would be treated as long-term capital gain if the contract is a capital asset in the hands of the holder and such holder has held the contract for more than one year.  Any loss would be treated as ordinary loss to the extent of prior interest accruals.

While the Bill, if enacted, would not apply to the securities (due to its prospective effective date), it is not possible to predict whether any tax legislation that may ultimately be enacted will apply to your securities (possibly on a retroactive basis).  You are urged to consult your tax adviser regarding the Bill and any future tax legislation that may apply to your securities.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.

Supplemental Plan of Distribution

Under the terms of distribution agreements with JPMSI and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMSI and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $5 per $1,000 principal amount of notes and will forgo fees for sales to fiduciary accounts.